COASTWAY BANCORP, INC. FORM 11-K FOR DECEMBER 31, 2015
FORM 11-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-36263

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Coastway Community Bank 401(k) Retirement Plan

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Coastway Bancorp, Inc.
One Coastway Blvd.
Warwick, RI  02886

COASTWAY COMMUNITY BANK 401(k)
RETIREMENT PLAN

Financial Statements and
Supplementary Schedule

Years Ended December 31, 2015 and 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULE

Years Ended December 31, 2015 and 2014

Page

(a) Report of Independent Registered Public Accounting Firm 1

(b) Financial Statements:
Statements of Net Assets Available for Plan Benefits 2
Statement of Changes in Net Assets Available for Plan Benefits 3
Notes to the Financial Statements 4

(c) Supplementary Schedule (Note A):
Schedule of Assets (Held at End of Year) 14
(d) Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Note A: Schedules not included with this supplementary data have been omitted because they are not applicable.

Report of Independent Registered Accounting Firm

To the Plan Administrator and Audit Committee of
Coastway Community Bank 401(k) Retirement Plan:

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Coastway Community Bank 401(k) Retirement Plan (the “Plan”) as of December 31, 2015, and 2014, and the related Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2015.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The information in the supplementary schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplementary schedule reconciles to the financials statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary schedule.  In forming our opinion on the supplementary schedule, we evaluated whether the supplementary schedule, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KAHN, LITWIN, RENZA & CO., LTD.
Providence, Rhode Island
May 27, 2016

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2015 and 2014

	2015	2014
Assets

Investments:
Guaranteed interest contract	$ 2,797,875	$ 2,573,738
Coastway Bancorp, Inc. common stock	1,148,653	962,332
Mutual funds	5,202,387	4,938,851
Pooled separate accounts	2,701,692	2,408,187
	11,850,607	10,883,108

Receivables:
Employer contributions	213,146	205,911

Net Assets Available for Plan Benefits	$ 12,063,753	$ 11,089,019

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Year Ended December 31, 2015

Additions to net assets attributed to:
Investment income:
Interest and dividends	$ 70,087
Net depreciation in fair value of investments	(43,566)
26,521

Contributions:
Participant	666,247
Employer	544,512
Rollovers	1,853
1,212,612

Total additions	1,239,133

Deductions from net assets attributed to:
Benefit payments to participants	214,881
Administrative expenses	49,518
Total deductions	264,399

Net increase	974,734

Net Assets Available for Plan Benefits:
Beginning of year	11,089,019

End of year	$ 12,063,753

See accompanying notes to the financial statements.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2015 and 2014

1.           Description of Plan

The following description of the Coastway Community Bank 401(k) Retirement Plan (the Plan) is intended to provide only general information regarding the Plan. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General
The Plan, established on January 1, 1969, covers substantially all eligible employees of the Coastway Community Bank (the Employer or Plan Sponsor) who have completed six months of service and have attained the age of 18, as defined by Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). All investments are participant-directed.

The Plan Sponsor is also the administrator of the Plan. As administrator, the Plan Sponsor has exclusive authority and responsibility for all matters in connection with the operation and administration of the Plan.  Delaware Charter Guarantee & Trust Company d/b/a Principal Trust Company (Principal) is the appointed trustee of the Plan and acts at the direction of the Plan Administrator.

During December 2013, the Plan Sponsor amended the Plan to incorporate company stock of the Plan Sponsor into the Plan’s investment offerings to the eligible participants in 2014.  The Plan was restated effective January 1, 2015 to change the eligibility age to 21 and to comply with The Pension Protection Act as well as recent legislation and regulatory changes.

Contributions
Participants may elect to contribute pretax annual compensation, not to exceed annual limitations as provided by the Internal Revenue Code. Participants may contribute amounts representing distributions from other qualified plans (rollover contributions). The Plan also provides for participant catch-up contributions.

The Plan Sponsor matches, under safe harbor provisions, participant contributions equal to 100% of each participant’s contributions, up to a maximum of 5% of the participant’s eligible compensation. The Plan Sponsor also may make discretionary contributions as determined by the Board of Directors of the Plan Sponsor. For the years ended December 31, 2015 and 2014, the Plan Sponsor elected to make discretionary contributions to the Plan of $217,238 and $212,669, respectively, before the application of forfeitures.

Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Plan Sponsor’s safe harbor matching and discretionary contributions, and their allocation of Plan earnings and losses and any expenses incurred. Allocations are based on participant compensation or individual participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2015 and 2014

Vesting
Participants are immediately vested in their contributions as well as the Plan Sponsor’s safe harbor matching contributions, plus the allocation of Plan earnings on those contributions, at the time of allocation. Participants become vested in the Plan Sponsor’s discretionary contributions and the allocation of Plan earnings on those contributions as follows: 20% after 1 year, 40% after 2 years, 60% after 3 years, 80% after 4 years and 100% after 5 years. Participants are immediately 100% vested in all accounts upon death, disability or retirement age.

Payment of Benefits
Upon termination of employment for any reason, a participant or beneficiary will be entitled to the value in their vested account balance. The Plan allows for in-service distributions of the participant’s vested accounts upon reaching the age of 59½ or due to hardship, as defined by the Plan. In-service withdrawals are also permitted for rollover, Roth contribution, and Plan Sponsor matching and discretionary contributions that have been in the Plan for more than two years at any time. If a participant’s vested balance is equal to or less than $1,000, the participant will receive an immediate cash-out of their vested account balance, and the non-vested portion shall be treated as a forfeiture. If a participant’s vested balance exceeds $1,000 and is equal to or less than $5,000, the amount will be rolled over to an individual retirement plan designated by the trustee, unless otherwise directed by the participant.

Forfeitures
Participants in the Plan who leave the employment of the Plan Sponsor before completing five years of service forfeit the non-vested portion of their accounts. Forfeited non-vested accounts may be used to reduce Plan Sponsor contributions or pay administrative expenses. At December 31, 2015 and 2014, forfeited non-vested accounts totaled $4,479 and $6,758, respectively. Forfeitures of $12,475 were used to reduce Plan Sponsor contributions for the year ended December 31, 2015.

Plan Termination
The Employer expects to continue the Plan indefinitely. However, the Employer reserves the right to amend the Plan or contributions thereto, at any time and in any manner that it deems advisable, provided that no amendment shall have the effect of diverting Plan assets for purposes other than for the exclusive benefit of the Plan participants and any Plan termination would be subject to the provisions of ERISA. In the event of Plan termination, the participants would become fully vested and entitled to receive all amounts credited to their accounts.

2.           Summary of Significant Accounting Policies

Basis of Accounting
The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Fully Benefit-Responsive Investment Contracts
Authoritative guidance defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts held by defined contribution, health and welfare and pension plans.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2015 and 2014

Specifically, the Plan invests in the Principal Fixed Income Guaranteed Option. This type of contract does not have specific underlying assets assigned; however, this contract is backed by Principal’s general account.

Differences between valuation at contract value and fair value is determined through the crediting rate formula provided for in the underlying fund’s “wrapper” contracts. As underlying investment funds have unrealized and realized losses, the interest crediting rate may be lower over time than current market rates at such a specified time. Additionally, if the underlying portfolio generates realized and unrealized gains, an investor currently redeeming underlying fund units may forego any benefit related to a future crediting rate higher than corresponding current market rates.

The relationship between future interest crediting rates and the adjustment to contract value reported on the Statements of Net Assets Available for Plan Benefits is accomplished through the crediting rate formula. The difference between the book and market value of each contract is periodically amortized into each contract’s crediting rate. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the Plan’s ability to transact at contract value with Principal Life Insurance Company. Such events include the following: amendments to the Plan documents, changes to Plan’s prohibition on competing investment options or deletion of equity wash provisions, bankruptcy of the Plan Sponsor or other Plan Sponsor events that cause a significant withdrawal from the Plan, or the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under the Employee Retirement Income Security Act of 1974.  The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with Plan participants, is probable.

As required by authoritative guidance, investments in guaranteed interest contracts holding fully benefit-responsive investment contracts are reported at fair value in the Plan’s Statements of Net Assets Available for Plan Benefits, with a corresponding adjustment to reflect such investments at contract value.  The Plan’s investment in the guaranteed interest contract is stated at contract value which approximates fair value at December 31, 2015 and 2014.

Valuation of Investments and Income Recognition
Investments are reported at fair value, including the guaranteed interest contract, which is reported at fair value, which approximates contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 3).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation included in the fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Contributions
Participant and Plan Sponsor matching contributions are recorded weekly when the Plan Sponsor remits the payroll deductions for investment into the Plan. Plan Sponsor discretionary contributions are recorded at the end of the year, if applicable.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2015 and 2014

Payment of Benefits
Benefits are recognized when paid to participants or their designated beneficiaries.

Administrative Expenses
Expenses incurred in the administration of the Plan are paid by the Plan Sponsor unless the Plan Sponsor directs that such expenses shall be paid by the Plan. Investment management and recordkeeping fees, if applicable, are paid by the Plan through revenue sharing as a reduction of investment income (net appreciation or depreciation) from the related investment fund.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets.  Accordingly, actual results may differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options with various investment objectives.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

Financial Instruments with a Concentration of Credit Risk
The Plan’s investments are held by a single trustee. The Plan’s exposure to credit risk is associated with the outside entities’ non-performance of their fiduciary responsibilities relating to these amounts as specified in the agreements. Benefits provided by the Plan are not insured or guaranteed by the Pension Benefit Guaranty Corporation.

New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which removes the requirement to present investments for which the practical expedient is used to measure fair value at net asset value (NAV) within the fair value hierarchy table.  Instead, an entity would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for plan benefits.

In July 2015, FASB issued Accounting Standards Update ASU 2015-12, Plan Accounting:  Defined Benefit Pension Plan (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which simplifies the required disclosures related to employee benefit plans.  Part I eliminates the requirement to measure and disclose the fair value of fully benefit-responsive investment contracts, including common collective trust assets.  Contract value is the only required measure for fully benefit-responsive investment contracts.  Part II eliminates the requirement to disclose individual investments which comprise 5% or more of total net assets available for plan benefits, as well as the net appreciation or depreciation of fair values by type.  Part II also requires plans to continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks.  Furthermore, the disclosure of information about fair value measurements shall be provided by general type of plan asset.  Part III allows plans to measure investments using values from the end of the calendar month closest to the plan’s fiscal year end.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2015 and 2014

The Plan will adopt ASU 2015-07 and ASU 2015-12, parts I and II, as of January 1, 2016, and will apply the ASUs as required.  The adoption of these ASUs is not expected to have an impact on the statements of net assets available for plan benefits or the statement of changes in net assets available for plan benefits.

Subsequent Events
Management has evaluated subsequent events through May 27, 2016, which is the date these financial statements were available to be issued.

3.	Investment Contract with Insurance Company

The Plan entered into an investment contract with Principal beginning October 16, 2013. Amounts held in connection with this contract may be allocated to the Principal Fixed Income Guaranteed Option account which is a group annuity contract that is considered fully benefit-responsive. Contributions allocated to the guaranteed interest contract are backed by the general account of Principal. The value of the contract included in the financial statements, as reported to the Plan by Principal, is equal to the sum of the contributions made under the contract, plus the change in fair value, less participant withdrawals and administrative expenses.

The contract value of funds allocated to the general account with the insurance carrier at December 31, 2015 and 2014 was $2,797,875 and $2,573,738, respectively.  The average yield was 1.60% for 2015 and the crediting interest rates were as follows: 2.00% for January 1, 2015 – May 31, 2015; 1.90% for June 1, 2015 – November 30, 2015; and 1.85% for December 1, 2015 – December 31, 2015.  The average yield and crediting interest rates were 1.69% and 2.00%, respectively, for 2014. Investments in the general account are guaranteed by Principal.

The guarantee of values provided for investments made with Principal under the Plan’s investment contract are based on the financial strength and claims paying ability of Principal. As of the date of the audit report, the most recent independent credit ratings for Principal are as follows:

Moody’s:  A1                                Standard & Poor’s:  A+

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2015 and 2014

4.	Fair Value Measurements

The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets (level 1) and the lowest priority to unobservable inputs (level 3).  The three levels of fair value hierarchy and inputs to the valuation methodologies are described as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets the Plan has the ability to access.

Level 2 inputs are other than quoted prices in active markets that are observable either directly or indirectly for the asset.  Such inputs are derived principally from or corroborated by observable market data by correlation or other means, over substantially the full contractual term of the asset, if applicable.

Level 3 inputs are unobservable and significant to the fair value measurement. Such inputs generally rely on the Plan's own assumptions about the assumptions that market participants would use in pricing the asset.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis:

Guaranteed interest contract: Guaranteed interest contracts are valued at fair value by the insurance company by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer (see Note 3). Because the participants transact at contract value, fair value is determined annually for financial statement reporting purposes only. In determining the reasonableness of the methodology, the Plan management evaluates a variety of factors including review of existing contracts, economic conditions, industry and market developments, and overall credit ratings. Guaranteed interest contracts issued by Principal are backed by Principal’s general account. Due to the nature of these contracts, they do not have specific underlying assets assigned. This contract cannot be sold, transferred, or assigned externally, and as a result there is limited market data to support its valuation. The best proxy for fair value for this investment option is an assumed transaction involving plan participants and/or plan sponsors and prices from prior transactions.

Coastway Bancorp, Inc. common stock:   Valued at the closing stock price reported on the active market on which the security is traded.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2015 and 2014

Pooled separate accounts: Valued using the NAV provided by the administrator of the fund based on the valuation of the underlying investments.

As of December 31, 2015, the Plan’s investments are reported at fair value in the accompanying Statement of Net Assets Available for Plan Benefits as follows:

	Level 1	Level 2	Level 3	Total
Guaranteed interest contract	$ --	$ --	$ 2,797,875	$ 2,797,875
Coastway Bancorp, Inc. common stock	1,148,653	--	--	1,148,653
Mutual funds:
Fixed funds	1,252,138	--	--	1,252,138
Growth funds	3,950,249	--	--	3,950,249
Pooled separate accounts:
Fixed funds	--	1,021,103	--	1,021,103
Index funds	--	1,680,589	--	1,680,589

Total	$ 6,351,040	$ 2,701,692	$ 2,797,875	$ 11,850,607

As of December 31, 2014, the Plan’s investments are reported at fair value in the accompanying Statement of Net Assets Available for Plan Benefits as follows:

	Level 1	Level 2	Level 3	Total
Guaranteed interest contract	$ --	$ --	$ 2,573,738	$ 2,573,738
Coastway Bancorp, Inc. common stock	962,332	--	--	962,332
Mutual funds:
Balanced funds	131,129	--	--	131,129
Fixed funds	1,239,428	--	--	1,239,428
Growth funds	3,568,294	--	--	3,568,294
Pooled separate accounts:
Fixed funds	--	920,643	--	920,643
Index funds	--	1,487,544	--	1,487,544

Total	$ 5,901,183	$ 2,408,187	$ 2,573,738	$ 10,883,108

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2015 and 2014

The following table provides further details of the Level 3 fair value measurements for the years ended December 31, 2015 and 2014:

Guaranteed Interest Contract

Balance at December 31, 2013	$ 2,517,809
Purchases from contributions and earnings	790,308
Unrealized gains	38,611
Sales and distribution of benefits	(761,629)
Other expenses	(11,361)

Balance at December 31, 2014	2,573,738
Purchases from contributions and earnings	421,879
Unrealized gains	41,220
Sales and distribution of benefits	(226,736)
Other expenses	(12,226)

Balance at December 31, 2015	$ 2,797,875

The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those instruments, and the significant unobservable inputs and the ranges of values for those inputs:

Type	Fair Value	Principal Valuation Technique	Significant Unobservable Inputs	Range of Significant Input Values
Guaranteed interest contract	$ 2,797,875	Discontinuation Value	Composite Crediting Rate Surrender Charge	1.85% 5.00%

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2015 and 2014

5.           Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2015 and 2014 is as follows:

	2015	2014

Principal Fixed Income Guaranteed Option	$ 2,797,875	$ 2,573,738
Coastway Bancorp, Inc. Common Stock	1,148,653	962,332
Fidelity Advisor Total Bond A Fund	1,006,138	N/A
American Funds Europacific Growth R4 Fund	652,874	576,478
PIMCO Total Return A Fund	N/A	949,461
Ridgeworth Funds Large Cap Value Equity I Fund	824,462	843,667
Oppenheimer Global A Fund	646,987	N/A
Principal Edge Asset Management Income Separate Account Fund	1,021,103	920,643
Principal Large Cap S&P 500 Index Separate Account Fund	918,854	760,041

During the year ended December 31, 2015, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in fair value as follows:

Guaranteed interest contract	$ 41,220
Coastway Bancorp, Inc. common stock	129,336
Mutual funds	(195,958)
Pooled separate accounts	(18,164)

Net depreciation in fair value	$ (43,566)

6.           Income Tax Status

The Plan is an adoption of a defined contribution prototype plan. An IRS determination letter has not been requested. The prototype plan has received an opinion letter dated March 31, 2008, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability for any uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2015 and 2014

7.           Differences from Form 5500

Differences between the Annual Return/Report of Employee Benefit Plan, Form 5500, and these financial statements are a result of different classifications between line items.  Total plan assets are in agreement.

8.           Related Party Transactions

Plan investments are held and managed by Principal for the years ended December 31, 2015 and 2014.  Principal is the trustee of the Plan. Therefore, these transactions qualify as party-in-interest transactions. The Plan made direct payment to Principal for administrative services of $49,518 for the year ended December 31, 2015.

A portion of the Plan’s investments are shares of common stock in the Employer and, therefore, these transactions qualify as exempt party-in-interest transactions.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN
ATTACHMENT TO SCHEDULE H, PART 4, ITEM 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2015

		Employer Identification Number: 46-1710155
		Plan Number: 002

(a)		(b) Identity of issue, borrower, lessor or similar party	Shares	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

		Guaranteed Interest Contract:
*		Principal	221,519	Fixed Income Guaranteed Option	**	$2,797,875
		Employer Common Stock:
*		Coastway Bancorp, Inc.	87,818	Common Stock	**	1,148,653
		Mutual Funds:
		American Beacon	8,348	Small Cap Value Inv Fund	**	181,485
		American Funds	14,668	Europacific Growth R4 Fund	**	652,874
		Clearbridge Institutional Funds	4,392	Small Cap Growth Fund	**	116,354
		Clearbridge Institutional Funds	2,140	Aggressive Growth A Fund	**	400,557
		Federated Security Corp.	8,472	Federated Global Allocation A Fund	**	146,150
		Fidelity Investments	98,064	Fidelity Advisor Total Bond A Fund	**	1,006,138
		Franklin Templeton Investments	6,478	Global Bond A Fund	**	75,013
		Ivy Funds	1,890	Science & Technology A Fund	**	95,177
		Loomis Sayles	7,470	Bond Retail Fund	**	95,771
		MFS	16,445	Massachusetts Investors Growth Stock R3 Fund	**	375,117
		Oppenheimer	8,613	Global A Fund	**	646,987
		PIMCO	7,157	Real Return A Fund	**	75,216
		Ridgeworth Funds	56,393	Large Cap Value Equity I Fund	**	824,462
		Wells Fargo	5,064	Advantage Discovery Fund	**	147,061
		Wells Fargo	5,993	Advantage Emerging Markets Equity Fund	**	107,278
		Total Mutual Funds			**	5,202,387
		Pooled Separate Accounts:
*		Principal	19,574	Bond Market Index Separate Account Fund	**	236,516
*		Principal /Edge Asset Management	71,700	Income Separate Account Fund	**	1,021,103
*		Principal	9,941	Large Cap S&P 500 Index Separate Account Fund	**	918,854
*		Principal	6,555	Mid Cap S&P 400 Index Separate Account Fund	**	268,267
*		Principal	6,081	Small Cap S&P 600 Index Separate Account Fund	**	256,952
		Total Pooled Separate Accounts			**	2,701,692

					**	$11,850,607

	*	Indicates party-in interest to the Plan.
	**	Not applicable for participant-directed investments.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan:  Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COASTWAY COMMUNITY BANK 401(k) RETIREMENT PLAN

Date: May 27, 2016	By:	/s/ Richard H. Petrarca
Name: Richard H. Petrarca
Title: Plan Administrator